SUPPLEMENT

DATED AUGUST 25, 2017

TO

OFFERING CIRCULAR DATED JUNE 15, 2017

RELATING TO

CF0006, LLC d/b/a Aquina-Polak #1

298 UNITS OF MEMBERSHIP INTEREST

Price $1,000 PER UNIT

MINIMUM TWO (2) UNITS

This Supplement (the "Supplement") amends and supplements information contained in the Offering Circular (the "Offering Circular") of CF0006, LLC (the "Company" or "Company") dated June 15, 2017 relating to the above-referenced offering for the participation in units ("Units") of interest ("Interest" or "Company Interest") in CF0006, LLC, a limited liability company, which has been formed to engage primarily in the business of completing a single well in Brazoria County, Texas (the "Project" or "Well").

The Offering Circular is hereby supplemented by the following information:

AMENDMENT

The Company Manager is extending the Application Period for accepting subscriptions from August 31, 2017 to 7 o'clock p.m. Central Time October 3, 2017.

THIS SUPPLEMENT SHOULD BE PERMANENTLY AFFIXED TO AND MADE PART OF THE OFERING CIRCULAR.

INHERENT IN ANY INVESTMENT IN OIL AND GAS THERE ARE SUBSTANTIAL RISKS, AMONG OTHERS, RELATED TO: SPECULATIVE NATURE OF OIL AND GAS EXPLORATION; SPECULATIVE REVENUES FROM PRODUCTION, IF ANY; INABILITY TO SELL OR TRANSFER UNITS; UNINSURED RISKS; POSSIBLE LOSS OF ENTIRE INVESTMENT; AND POLLUTION HAZARD. SEE "RISK FACTORS." FURTHERMORE, THIS IS A LONG-TERM INVESTMENT AND NOT AN INVESTMENT FOR RESALE.